

XTI AIRCRAFT COMPANY

**Financial Statements
and
Independent Auditors' Report
December 31, 2020 and 2019**

XTI AIRCRAFT COMPANY

Table of Contents

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of XTI Aircraft Company

Opinion on the Financial Statements

We have audited the accompanying balance sheet of XTI Aircraft Company (the "Company") as of December 31, 2020, the related statement of operations, stockholders' equity (deficit), and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's significant operating losses raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to

BF Borgers CPA PC

5400 West Cedar Ave | Lakewood, CO 80226
p: 303.953.1454
contact@bfbcpa.com | www.bfbcpa.us

those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s BF Borgers CPA PC
BF Borgers CPA PC

We have served as the Company's auditor since 2021
Lakewood, CO
July 7, 2022

BF Borgers CPA PC

5400 West Cedar Ave | Lakewood, CO 80226
p: 303.953.1454
contact@bfbcpa.com | www.bfbcpa.us



To the Board of Directors of
XTI Aircraft Company
Englewood, Colorado

INDEPENDENT AUDITOR'S REPORT

Report on the Financial Statements

We have audited the accompanying financial statements of XTI Aircraft Company, which comprise the balance sheet as of December 31, 2019 and the related statements of operations, changes in stockholders' deficit, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of XTI Aircraft Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matters

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 1 to the financial statements, the Company has not generated revenues or profits since inception, has negative cash flows from operations, has sustained a net loss of $3,912,998 for the year ended December 31, 2019, has an accumulated deficit of $13,013,647 as of December 31, 2019, and has limited liquid assets with $4,726 of cash while having $2,834,563 of current liabilities as of December 31, 2019. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

/s/ Artesian CPA, LLC

Denver, Colorado
April 24, 2020

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

XTI AIRCRAFT COMPANY
Balance Sheets

		December 31,		
		2020		2019

Assets

Current assets:				
Cash	$	122,899	$	4,726
Escrow receivable		79,153		73,334
Total current assets		202,052		78,060
Non-current assets:				
Patent, net		308,863		202,238
Trademarks, net		7,518		7,518
Total non-current assets		316,381		209,756
Total assets	$	518,433	$	287,816

Liabilities and Stockholders' Deficit

Current liabilities:				
Accounts payable	$	586,885	$	419,197
Accounts payable - related party		1,306,422		511,790
Accrued expenses		48,704		-
Accrued interest		325,020		285,562
Customer deposits		289,970		289,970
Convertible and promissory notes - related party		837,444		880,443
Revolving line-of-credit - related party		85,791		107,457
Warrant liability		254,159		254,159
Total current liabilities		3,734,395		2,748,578
Long-term liabilities:				
Promissory note		85,984		85,984
SBA loan		65,000		-
Convertible notes - related party, net of unamortized discount of $548,284 and $276,988 as of December 31, 2020 and 2019, respectively		1,074,498		1,078,012
Total liabilities		4,959,877		3,912,574
Commitments and contingencies				
Stockholders' deficit:				
Common stock, $0.001 par value, 100,000,000 shares authorized at December 31, 2020 and 2019, $37,398,697 and 36,768,759 shares issued and outstanding, respectively		37,399		36,769
Additional paid-in capital		10,606,431		9,352,120
Accumulated deficit		(15,085,274)		(13,013,647)
Total stockholders' deficit		(4,441,444)		(3,624,758)
Total liabilities and stockholders' deficit	$	518,433	$	287,816

See Independent Auditor's Report and notes to financial statements.

XTI AIRCRAFT COMPANY
Statements of Operations

	For the Years Ended December 31,	
	2020	2019
Operating expenses:		
Conceptual design	$ 78,196	$ 254,579
Sales and marketing	325,851	29,947
General and administrative	1,307,367	3,327,621
Total operating expenses	1,711,414	3,612,147
Operating loss	(1,711,414)	(3,612,147)
Other expense:		
Interest expense	(187,187)	(169,324)
Interest expense – beneficial conversion feature	-	(34,140)
Interest expense – discount accretion	(173,026)	(97,387)
Total other expense	(360,213)	(300,851)
Net loss	$ (2,071,627)	$ (3,912,998)
Weighted average common shares outstanding during the year	37,083,729	36,599,296
Net loss per common share – basic and diluted	$ (0.06)	$ (0.10)

See Independent Auditor's Report and notes to financial statements.

XTI AIRCRAFT COMPANY
Statements of Changes in Stockholders' Deficit
For the Years Ended December 31, 2020 and 2019

	Common Stock		Additional	Accumulated	Total Stockholders'
	Shares	Amount	Paid-In Capital	Deficit	Deficit
Balance at December 31, 2018	38,476,770	$38,477	$6,556,893	($9,100,649)	(2,505,279)
Issuance of shares through Reg A offering ($1.50)	212,393	212	318,377	-	318,589
Issuance of shares for compensation	229,667	230	344,270	-	344,500
Exercise of warrant into common stock	5,000	5	4,995	-	5,000
Stock-based compensation - options	-	-	1,760,270	-	1,760,270
Stock-based compensation - warrants	-	-	357,884	-	357,884
Warrants issued with convertible debt	-	-	25,860	-	25,860
Beneficial conversion feature on convertible debt	-	-	34,140	-	34,140
Forfeiture of common stock	(2,173,913)	(2,174)	2,174	-	-
Share adjustment	18,842	19	(19)	-	-
Offering costs	-	-	(52,724)	-	(52,724)
Net loss	-	-	-	(3,912,998)	(3,912,998)
Balance at December 31, 2019	36,768,759	$36,769	$9,352,120	($13,013,647)	($3,624,758)
Issuance of shares through Reg CF offering ($1.50)	218,042	218	327,102	-	327,320
Issuance of shares for compensation	86,667	87	129,913	-	130,000
Issuance of previously legally obligated shares never issued	340,136	340	-		340
Stock-based compensation - options	-	-	302,820	-	302,820
Stock-based compensation - warrants	-	-	89,488	-	89,488
Net warrants issued with convertible note	-	-	444,322	-	444,322
Share adjustment	(14,907)	(15)	-	-	(15)
Offering costs	-	-	(39,334)	-	(39,334)
Net loss	-	-	-	(2,071,627)	(2,071,627)
Balance at December 31, 2020	37,398,697	$37,399	$10,606,431	($15,085,274)	($4,441,444)

See Independent Auditor's Report and notes to financial statements.

XTI AIRCRAFT COMPANY
Statements of Cash Flows

	For the Years Ended December 31,	
	2020	2019
Cash flows from operating activities		
Net loss	$ (2,071,627)	$ (3,912,998)
Adjustments to reconcile net loss to net cash used in operating activities:		
Amortization of intangible assets	38,138	14,167
Accretion of debt discount to interest expense	173,026	97,387
Stock issuance for compensation	130,000	344,500
Stock compensation expense	302,820	1,760,270
Warrant compensation expense	89,488	357,884
Amortization of convertible note beneficial conversion feature	-	34,140
Changes in operating assets and liabilities:		
Accounts payable and accrued expenses	217,017	72,919
Accounts payable - related party	794,632	62,881
Customer deposits	-	114,970
Accrued interest	182,240	165,060
Net cash used in operating activities	(144,266)	(888,820)
Cash flows from investing activities		
Patent issuance costs	(144,762)	(18,684)
Net cash used in investing activities	(144,762)	(18,684)
Cash flows from financing activities		
Proceeds from convertible notes	125,000	110,000
Repayments of convertible notes	(43,000)	(30,000)
Cash from sale of stock	287,768	292,551
Net changes in escrow receivable	(5,819)	13,550
Proceeds from SBA loan	65,000	-
Borrowings on revolving line-of-credit	4,000	404
Payments on revolving line-of-credit	(25,748)	(36,122)
Proceeds from issuance of common stock	-	5,000
Net cash provided by financing activities	407,201	355,383
Net increase (decrease) in cash	118,173	(552,121)
Cash - beginning of period	4,726	556,847
Cash - end of period	$ 122,899	$ 4,726
Supplemental Disclosure of Non-Cash Financing Activities:		
Warrants issued as broker compensation	$ 89,488	$ 26,687
Conversion of accrued interest to convertible note payable	$ 147,729	$ -
Conversion of accounts payable to promissory note payable	$ -	$ 85,984
Net warrants issued with convertible note	$ 444,322	$ 25,860

Cash paid for interest and income taxes was $0 and $3,000 (interest) during the years ended December 31, 2020 and 2019, respectively.

See Independent Auditor’s Report and notes to financial statements.

Note 1 - Description of Business and Significant Accounting Policies

XTI Aircraft Company (the "Company," "XTI," or "we") is a privately owned aerospace business incorporated in Delaware in 2009 to develop vertical takeoff and landing (VTOL) airplanes. XTI is an early-stage aircraft manufacturer that is creating a revolutionary solution for the business aviation industry. Once developed, this VTOL airplane, the TriFan, will offer point-to-point travel to reduce total travel time by decreasing time spent driving to and from an airport before enjoying the benefits of a private jet.

Since inception, the Company has been engaged primarily in developing the design and engineering concepts for the TriFan and seeking funds from investors to fund that development.

Going Concern and Management's Plans

The accompanying financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and liquidation of liabilities in the ordinary course of business. As of December 31, 2020, the Company has cash totaling $122,899 current liabilities totaling $3,734,395, and inception-to-date losses totaling $15,085,274, raising substantial doubt about the Company's ability to continue as a going concern.

In order for the Company to continue as a going concern, management's plan is to expand its financing plans to include potential additional private placement closings and potential additional investments under Regulations A or CF offerings. Nonetheless, to date the Company has not accomplished a financing of the size needed to put the Company on a stable operating basis. There can be no assurance that the Company will be able to secure additional debt or equity financing, will be able to obtain positive cash flow operations, or that, if the Company is successful in any of those actions, those actions will produce adequate cash flow to enable the Company to meet future obligations. If the Company is unable to obtain additional debt or equity financing, operations may need to be reduced or ceased. The inability or failure to secure adequate debt or equity financing could adversely affect the Company's business, financial condition, and results of operations.

Cash

The Company holds cash in checking accounts. The Company continually monitors its positions with, and the credit quality of, the financial institutions with which it holds cash. The Company had no cash in excess of FDIC insured balances as of December 31, 2020 and 2019.

Intangible Assets

Intangible assets are recorded at historical cost. These assets are related to legal costs incurred in pursuing patents and trademarks to protect the Company's intellectual property. If the Company determines it will abandon these efforts, or if the United States Patent and Trademark Office indicates the patents or trademarks will not be accepted, all capitalized cost would be expensed immediately. The Company amortizes patents over a 15-year life once awarded. As of December 31, 2020 and 2019, costs totaling $390,492 and $245,730 associated with patents and trademarks had been recorded, respectively. Amortization expense of $38,138 and $14,167 has been recorded for the years ended December 31, 2020 and 2019, respectively.

Conceptual Design Costs

Conceptual design costs, also referred to as research and development costs, of the Company are expensed as incurred. These costs relate to the design and creation of the TriFan. For the years ended December 31, 2020 and 2019, the Company incurred conceptual design cost expenses of $78,196 and $254,579, respectively.

Advertising and Promotion

The cost of advertising and promotion is expensed as incurred. For the years ended December 31, 2020 and 2019, the Company incurred advertising and promotion expenses of $325,851 and $29,947, respectively. As of December 31, 2020 and 2019, the Company had no accrued advertising expense recorded as liabilities in the accompanying balance sheets.

Income Taxes

The Company converted from an S corporation for tax purposes to a C corporation effective September 26, 2016. The Company follows guidance for income taxes and uncertain tax positions. Deferred income taxes are provided for the differences between the bases of assets and liabilities for financial reporting and income tax purposes. Tax positions meeting the more-likely-than-not recognition threshold are measured in accordance with accounting guidance. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized.

Interest and penalties associated with tax positions are recorded in the period assessed as general and administrative expenses. However, no interest or penalties have been assessed as of December 31, 2020.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Long-Lived Assets

Long-lived assets principally include intangible assets. The Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable.

An impairment is measured by comparing expected future cash flows (undiscounted and before interest) to the carrying value of the assets. If impairment exists, the amount of impairment is measured as the difference between the net book value of the assets and their estimated fair value. The Company believes that no impairment of any long-lived assets existed at December 31, 2020 and 2019.

Convertible Instruments

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption.

Convertible Warrant Liabilities and Common Stock Warrants

Freestanding warrants to purchase shares of the Company's common stock are classified as liabilities on the balance sheets at their estimated fair value when the warrant holder has the option to elect to receive cash value for the warrants and, therefore, may obligate the Company to transfer assets at some point in the future. Such common stock warrants are recorded at fair value upon issuance and are subject to remeasurement to their respective estimated fair values. At the end of each reporting period, changes in the estimated fair value of such common stock warrants are recorded in the statements of operations. The Company will continue to adjust the liability associated with the liability classified common stock warrants for changes in the estimated fair value until the earlier of the exercise or expiration of the common stock warrants.

The Company issued common stock warrants in connection with the execution of certain debt financings during the years ended December 31, 2020 and 2019 and in exchange for professional services rendered to the Company. Common stock warrants that are not considered derivative liabilities are accounted for at fair value at the date of issuance in additional paid-in capital. The fair value of these common stock warrants is determined using the Black-Scholes option-pricing model.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, *Compensation - Stock Compensation*. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505, *Equity*. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock or stock award on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the "simplified method," as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised.

Beneficial Conversion Feature

From time to time, the Company may issue convertible notes that may have conversion prices that create an embedded beneficial conversion feature pursuant to FASB ASC Subtopic 470-20, Debt with Conversion and Other Options. A beneficial conversion feature ("BCF") exists on the date a convertible note is issued when the fair value of the underlying common stock to which the note is convertible is in excess of the conversion price. In accordance with this guidance, the intrinsic value of the BCF is recorded as a debt discount with a corresponding amount to additional paid-in capital. The debt discount is amortized to interest expense over the life of the note using the effective interest method.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As the Company is in a net loss position as of December 31, 2020 and 2019, all dilutive items are anti-dilutive and therefore basic net loss per share equals diluted net loss per share. Potentially dilutive items outstanding as of December 31, 2020 and 2019 include stock options (Note 4), warrants (Note 5), and convertible notes (Note 3).

Customer Deposits

The Company periodically enters into aircraft reservation agreements that include a deposit placed by a potential customer. The deposits serve to prioritize orders when the aircraft becomes available for delivery. Customers making deposits are not obligated to purchase aircraft until they execute a definitive purchase agreement. Customers may request return of their deposit any time up until the execution of a purchase agreement. The Company records such advance deposits as a liability and defers the related revenue recognition until delivery of an aircraft occurs, if any.

Changes to Previously Issued Financial Statements

The Promissory Note - $85,984 (Note 3) was classified as Accounts Payable in prior year presentation.

In addition to the Promissory Note, certain balances were reclassified from prior year presentation to conform to current year presentation. These changes did not have a material impact to these financial statements.

Note 2 – Revolving Line-of-Credit – Related Party

On January 1, 2016, the Company entered into a revolving line-of-credit with a stockholder of the Company, which allowed the Company to borrow up to $250,000. Under terms of the agreement, balances drawn on the revolving line-of-credit bear interest of 3% annually. The revolving line-of-credit has a maturity date of January 1, 2022. As of December 31, 2020 and 2019, the balance on the revolving line-of-credit was $85,791 and $107,457, respectively. Interest expense on this line of credit for the years ended December 31, 2020 and 2019 was $2,878 and $3,622, respectively. As of December 31, 2020 and 2019, accrued interest payable on the line of credit was $17,667 and $14,789, respectively.

Note 3 – Convertible and Promissory Notes

The following table summarizes the status of the Company's related party convertible and promissory notes at December 31, 2020 and 2019:

	December 31,	
	2020	**2019**
Current:		
Convertible Note - 2015 [a]	$ 763,176	$ 763,176
Convertible Note - 2015 [b]	24,268	67,267
Promissory Note - 2019	50,000	50,000
Convertible and promissory notes - related party	**$ 837,444**	**$ 880,443**
Long-term:		
Convertible Note - 2017 [c]	$ 30,000	$ 30,000
Convertible Note - 2017 [d]	982,782	715,000
Convertible Note - 2018 [e]	550,000	550,000
Convertible Note - 2019 [f]	60,000	60,000
Unamortized Discount	(548,284)	(276,988)
Convertible notes - related party	**$ 1,074,498**	**$ 1,078,012**

Convertible Note – 2015 [a]

In August 2015, the Company entered into a convertible note agreement with a stockholder. The convertible note has a principal amount of $763,176 and accrues interest at a rate of 3% per annum, provided that on and after the maturity dates (noted below) interest shall accrue from and after such date on the unpaid principal and all accrued but unpaid interest of the note at a rate of 10% per annum. The convertible note matures upon the Company securing different levels of investment from third parties as follows:

- $250,000 matures once the Company receives at least $5.0 million in total from investors;
- $250,000 matures once the Company receives at least $10.0 million in total from investors; and
- $263,176 matures once the Company receives at least $15.0 million in total from investors.

The stockholder has the right to receive repayment of the note upon maturity in either cash or in shares of common stock of the Company. The terms of the conversion state that the shares to be issued to the stockholder upon a conversion shall be equal to the value of shares based on a $35 million pre-money valuation of the Company. The conversion may occur at any time on or before the third maturity date noted above. The stockholder, at his option, may cause all or any portion of the unpaid principal and any accrued but unpaid interest to be converted into common stock of the Company. Interest expense on this obligation for the years ended December 31, 2020 and 2019 was $22,895 and $22,895, respectively. As of December 31, 2020 and 2019, accrued interest payable on this obligation was $122,107 and $100,539, respectively.

Convertible Note – 2015 [b]

During 2015, the Company entered into a convertible note with a shareholder of the Company. In February 2019, the Company reached an agreement with the shareholder to retire the outstanding note in exchange for cash and the return of 2,347,826 shares of Common Stock held by the shareholder once all payments have been made.

The note has a principal amount of $97,268 and bears interest at a rate of 3.0% per annum. As of December 31, 2020 and 2019, the outstanding balance was $24,268 and $67,267, respectively. Interest expense on this obligation for the years ended December 31, 2020 and 2019 was $1,193 and $2,168, respectively. As of December 31, 2020 and 2019, accrued interest payable on this obligation was $5,732 and $10,922, respectively.

During 2021, the Company fully repaid the note resulting in the 2,347,826 shares held by shareholder estate being returned to the Company.

Promissory Note – 2019

During 2019, the Company entered into a promissory note with a stockholder of the Company. The note has a principal amount of $50,000 and accrues interest at a rate of 6.0% per annum, provided that on and after the maturity date (noted below) interest shall accrue from and after such date on the unpaid principal and all accrued but unpaid interest of the note at a rate of 10.0% per annum. The principal balance outstanding as of December 31, 2020 and 2019 was $50,000. Interest expense on this obligation for the years ended December 31, 2020 and 2019 was $3,000 and $375, respectively. As of December 31, 2020 and 2019, accrued interest payable on this obligation was $3,375 and $375, respectively. The note matures within 30 days of the Company issuing debt or equity of at least $200,000 to third parties after the date of the note.

Convertible Note – 2017 [c]

During 2017, the Company entered into a convertible note with a consultant and stockholder of the Company. The note has a principal amount of $30,000 and accrues interest at a rate of 10.0% per annum, provided that on and after the maturity date, interest shall accrue from and after such date on the unpaid principal and all accrued but unpaid interest of the note at a rate of 12.0% per annum. The principal balance outstanding on this obligation was $30,000 as of both December 31, 2020 and 2019. Interest expense on this obligation for the years ended December 31, 2020 and 2019 was $3,360 and $3,000, respectively. As of December 31, 2020 and 2019, accrued interest payable on this obligation was $6,961 and $6,508, respectively.

The holder of this note has the right to receive repayment of the note upon maturity in either cash or in shares of common stock of the Company at a value of $1.00 per share. The conversion may occur at any time on or before the maturity date of December 31, 2022.

Convertible Note – 2017 [d]

During 2017, the Company entered into a convertible note with a consultant and Board member of the Company. The note had a principal amount of $715,000 and accrued interest at a rate of 10.0% per annum. In October 2020, the principal and accrued interest on this note (totaling $857,782) plus an additional $125,000 of new cash were combined into a new convertible note with a principal balance of $982,782. The original convertible note was cancelled as part of this new note.

The new note bears interest at a rate of 10.0% per annum, provided that on and after the maturity date interest shall accrue from and after such date on the unpaid principal and all accrued but unpaid interest of the note at a rate of 12.0% per annum. Interest expense on this obligation for the years ended December 31, 2020 and 2019 was $80,063 and $72,500, respectively. As of December 31, 2020 and 2019, accrued interest payable on this obligation was $20,605 and $82,512, respectively.

This convertible note is presented on the balance sheet net of unamortized discounts of $410,165 related to warrants issued in conjunction with this convertible note (see Note 5), for a net carrying balance of $572,617 as of December 31, 2020.

During 2021, the existing convertible note was replaced by a new convertible note with a principal amount of $1,254,529 and with a maturity date of December 31, 2023. The holder of this note has the right to receive repayment of the note upon maturity in either cash or in shares of common stock of the Company at a value of $1.00 per share. The share conversion may occur at any time on or before November 1, 2023.

Convertible Note – 2018 [e]

During 2018, the Company entered into a convertible note with a consultant of the Company. The note has a principal amount of $550,000 and accrues interest at a rate of 10.0% per annum, provided that on and after the maturity date (noted below) interest shall accrue from and after such date on the unpaid principal and all accrued but unpaid interest of the note at a rate of 12.0% per annum. The principal balance outstanding as of December 31, 2020 and 2019 was $550,000. Interest expense on this obligation for the year ended December 31, 2020 and 2019 was $61,508 and $55,000, respectively. As of December 31, 2020 and 2019, accrued interest payable on this obligation was $126,592 and $64,167, respectively.

In conjunction with this convertible note, the Company issued warrants for the purchase of a total of 100,000 shares of common stock at an exercise price of $1.00 and 100,000 shares of common stock at an exercise price of $1.50. The warrants are exercisable upon the date of grant through the contractual term of 10 years. This convertible note is presented on the balance sheet net of unamortized discounts of $122,513 related to the warrants issued for a net carrying balance of $427,487 as of December 31, 2020.

The holder of this note has the right to receive repayment of the note upon maturity in either cash or in shares of common stock of the Company at a value of $1.00 per share. The note matures on the earlier of [i] 60 days after the Company flies its first prototype of the TriFan 600 or [ii] November 1, 2023. The share conversion may occur at any time on or before November 1, 2023.

Convertible Note – 2019 [f]

During 2019, the Company entered into a convertible note with a consultant of the Company. The note has a principal amount of $60,000 and accrues interest at a rate of 10.0% per annum, provided that on and after the maturity date (noted below) interest shall accrue from and after such date on the unpaid principal and all accrued but unpaid interest of the note at a rate of 12.0% per annum. The principal balance outstanding as of December 31, 2020 and 2019 was $60,000. Interest expense on this obligation for the years ended December 31, 2020 and 2019 was $6,575 and $5,750, respectively. As of December 31, 2020 and 2019, accrued interest payable on this obligation was $12,325 and $5,750, respectively

This convertible note is presented on the balance sheet net of unamortized discounts of $15,606 related to warrants issued in conjunction with this convertible note (see Note 5), for a net carrying balance of $44,394 as of December 31, 2020.

The holder of this note has the right to receive repayment of the note upon maturity in either cash or in shares of common stock of the Company at a value of $1.00 per share. The note matures on the earlier of [i] 60 days after the Company flies its first prototype of the TriFan 600 or [ii] November 1, 2023. The share conversion may occur at any time on or before November 1, 2023.

On the date of issuance, the Company was actively selling shares of its common stock at $1.50 per share. Thus, the Company determined there was a beneficial conversion feature on the date of the issuance. The Company recorded a discount of $34,140 related to the beneficial conversion feature. This amount was fully amortized to interest expense during 2019 because the note is immediately convertible into common stock.

Other Notes

Promissory Note - $85,984

During 2019, the Company converted outstanding payable balances owed to a consultant and shareholder of the Company into a promissory note. The note has a principal amount of $85,984 and accrues interest at a rate of 5.0% per annum. The principal balance outstanding as of December 31, 2020 and 2019 was $85,984. Interest expense on this obligation for the years ended December 31, 2020 and 2019 was $4,299 and $3,941, respectively. As of December 31, 2020 and 2019, accrued interest payable on this obligation was $8,240 and $3,941, respectively. The note matures on July 30, 2022.

SBA Loan - $65,000

On June 3, 2020, the Company entered into a promissory note with the U.S. Small Business Administration (SBA). The note has a principal amount of $65,000 and accrues interest at a rate of 3.75% per annum. Monthly payments commence on June 3, 2021. The note matures on June 3, 2050. The principal balance outstanding as of December 31, 2020 was $65,000. Interest expense on this obligation for the year ended December 31, 2020 was $1,416. As of December 31, 2020, accrued interest payable on this obligation was $1,416. The note is collateralized by tangible and intangible personal assets of the Company.

Note 4 – Stockholders' Deficit

The Company has authorized 100,000,000 shares of $0.001 par value common stock.

Regulation A Crowdfunding

During 2019, the Company completed closings under its second Reg A Filing and sold 212,393 shares of common stock at a value of $1.50 per share for gross proceeds of $318,377 to 237 different individual investors. As of December 31, 2019, proceeds of $73,334 were held in escrow and recorded as an asset on the balance sheet. This offering was closed in December 2019.

Regulation CF Crowdfunding

On January 2, 2020, the Company initiated a new Reg CF filing that offered shares for sale at a value of $1.50 per share. During 2020, the Company completed closings under this Reg CF filing and sold 218,042 shares of common stock at a value of $1.50 per share for gross proceeds of $327,320 to 345 individual investors. As of December 31, 2020, proceeds of $79,153 were held in escrow and recorded as an asset on the balance sheet.

Offering costs totaling $39,334 and $26,037 from the offerings were incurred during 2020 and 2019, respectively.

Share Compensation

During 2020 and 2019, the Company issued 86,667 and 229,667 shares of common stock, respectively, to various service providers in exchange for services performed for the Company. These shares were valued by the Company at the common stock offering price of $1.50 per share in its Regulation A offerings live at the time. Total compensation expense recorded for the years ended December 31, 2020 and 2019 under these arrangements was $130,000 and $344,500, respectively.

Issuance of Previously Legally Obligated Shares Never Issued

The Company issued 340,136 shares to a former consultant during 2020 in which share compensation was awarded per the consulting agreement and accrued during 2015. However, the shares were not officially granted and registered until 2020. Because the award liability was previously accrued in 2015, the Company recognized no compensation expense in 2020.

Warrant Exercises

During 2019, the Company issued $5,000 shares of common stock at $1.00 per share for gross proceeds of $5,000 from the exercise of warrants.

Stock Option Plan

During 2017 the Company adopted the 2017 Employee and Consultant Stock Ownership Plan ("2017 Plan"). The Company may issue awards up to a maximum of 6,000,000 common shares in the form of restricted stock units and stock options to employees, directors, and consultants.

During 2019, the Company issued 1,706,970 stock options to consultants. Each option was fully vested on the date of grant with exercise prices of $1.50. Each option grant expires 10 years from the date of grant. The Company valued the stock options using the Black-Scholes model. The grant date fair value for the options was $1,760,270 which was recorded as stock-based compensation for the year ended December 31, 2019.

During 2020, the Company issued 300,000 stock options to consultants. Each option was fully vested on the date of grant with exercise prices of $1.50. Each option grant expires 10 years from the date of grant. The Company valued the stock options using the Black-Scholes model with the following assumptions: expected term - 5 years; volatility – 86.5%; risk free yield between 0.55% and 1.67% (depending on the date of grant); dividend rate - 0%; stock price of $1.50; exercise price of $1.50. The grant date fair value for the options was $302,820 which was recorded as stock-based compensation for the year ended December 31, 2020. The weighted average Black-Scholes fair value and exercise price of stock options issued in 2020 was $1.01 and $1.50 per share, respectively.

As of December 31, 2020, there were 5,000,270 stock options outstanding and exercisable with a weighted average exercise price of $1.22 per share. The weighted average duration to expiration of outstanding options as of December 31, 2020 was 7.5 years. There is no unrecognized compensation expense as of December 31, 2020 as all outstanding options are fully vested.

Note 5 – Warrants

The following table summarizes the status of the Company's common stock warrants at December 31, 2020 and 2019 and changes during the years then ended:

Common stock Warrants	Number of Underlying Shares	Weighted Average Exercise Price per Share
Outstanding – December 31, 2018	911,889	$ 1.00
Granted	266,000	$ 0.01
Granted	12,000	$ 1.00
Granted	12,000	$ 1.50
Exercised	(5,000)	$ 1.00
Outstanding – December 31, 2019	1,196,889	$ 0.82
Granted	60,000	$ 0.01
Granted	491,391	$ 1.50
Cancelled	(214,500)	$ 1.50
Outstanding – December 31, 2020	1,533,780	$ 0.90

During 2020 and 2019, the Company issued a service provider warrants for 60,000 and 266,000 shares of common stock, respectively, at an exercise price of $0.01 per share. The warrants are exercisable upon the date of grant through the contractual term of 10 years. The Company evaluated the warrants determining the warrants are equity classified. Using the Black-Scholes model, the Company determined the grant-date fair value of the warrants was $89,488 and $357,884, respectively, which has been recorded to operating expenses and additional paid-in capital.

During 2020 and in conjunction with the **Convertible Note 2017 [d]** (Note 3), the Company cancelled 214,500 warrants previously issued with an exercise price of $1.50 and issued 491,391 new warrants with an exercise price of $1.50. The warrants are exercisable upon the date of grant through the contractual term of 5 years. The Company evaluated the warrants determining the warrants are equity classified. Using the Black-Scholes model, the Company determined the net grant-date fair value of the warrants was $495,616, which has been recorded as a debt discount and additional paid-in-capital. The debt discounts are being accreted to interest expense through the maturity date of December 31, 2021. For the year ended December 31, 2020, the Company accreted $85,451 of this debt discount to interest expense.

During 2019 and in conjunction with the **Convertible Note - 2019 [f]** (Note 3), the Company issued warrants for the purchase of a total of 12,000 shares of common stock at an exercise price of $1.00 and 12,000 shares of common stock at an exercise price of $1.50. The warrants are exercisable upon the date of grant through the contractual term of 10 years. The Company evaluated the warrants determining the warrants are equity classified. Using the Black-Scholes model, the Company determined the grant-date fair value of the warrants was $25,860, which has been recorded as a debt discount and additional paid-in-capital. The debt discount is being accreted to interest expense through the maturity date of November 1, 2023 or 60 days after the Company flies its first prototype of the TriFan 600. For the years ended December 31, 2020 and 2019, the Company accreted $5,350 and $4,904, respectively, of this debt discount to interest expense.

Warrants granted during 2020 and 2019 were valued using the following Black-Scholes pricing model inputs:

	2020	**2019**
Risk Free Interest Rate	0.55% - 1.67%	1.50% - 2.73%
Expected Dividend Yield	0.00%	0.00%
Expected Volatility	86.50%	86.50%
Expected Life (years)	5.0	5.0
Fair Value per Warrant	$1.01 - $1.49	$1.02 - $1.49

Note 6 - Related Party Transactions

See Notes 2 and 3 for disclosure of related party revolving line-of-credit, promissory notes, and convertible notes.

The Company conducted business with a vendor that is owned by the Company's former CFO consultant and current stockholder. For the years ended December 31, 2020 and 2019, the Company paid this vendor $25,300 and $20,682, respectively. The Company owed this vendor $27,600 and $43,500 as of December 31, 2020 and 2019, respectively. Additionally, the Company owed its current CFO consultant $5,000 as of December 31, 2020.

The Company conducts business with a consultant that is one of the Company's officers and currently provides the Company with CEO services. For the years ended December 31, 2020 and 2019, the Company paid this vendor $5,692 and $147,172, respectively. Including consulting fees and fundraising commissions, the Company owed this vendor $1,112,531 ($750,000 in cash and $362,531 fair value in stock options) and $277,236 as of December 31, 2020 and 2019, respectively.

The Company conducts business with a number of vendors and consultants that hold common stock, options and / or warrants in the Company that provide various services in the normal course of operations. The Company owed these vendors $161,291 and $191,054 as of December 31, 2020 and 2019, respectively.

Note 7 – Fair Value Measurements

Financial assets and liabilities and nonfinancial assets and liabilities are measured at fair value on a recurring (annual) basis under a framework of a fair value hierarchy which prioritizes the inputs into valuation techniques used to measure fair value into three broad levels. This hierarchy gives the highest priority to quoted prices (unadjusted) in active markets and the lowest priority to unobservable inputs. Further, financial assets and liabilities should be classified by level in their entirety based upon the lowest level of input that was significant to the fair value measurement. The three levels of the fair value hierarchy are as follows:

Level 1: Unadjusted quoted market prices in active markets for identical assets or liabilities that are accessible at the measurement date.

Level 2: Quoted prices in inactive markets for identical assets or liabilities, quoted prices for similar assets or liabilities in active markets, or other observable inputs either directly related to the asset or liability or derived principally from corroborated observable market data.

Level 3: Unobservable inputs due to the fact that there is little or no market activity. This entails using assumptions in models which estimate what market participants would use in pricing the asset or liability.

Recurring Fair Value Measurements

The following table summarizes the Company's financial assets and liabilities measured on a recurring basis at fair value at December 31, 2020 by respective level of the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
At December 31, 2020:				
Liabilities:				
Warrant liability	$ -	$ 254,159	$ -	$ 254,159
	$ -	$ 254,159	$ -	$ 254,159
At December 31, 2019:				
Liabilities:				
Warrant liability	$ -	$ 254,159	$ -	$ 254,159
	$ -	$ 254,159	$ -	$ 254,159

There were no financial assets and liabilities measured on a non-recurring basis as of December 31, 2020 or December 31, 2019.

The warrants were valued at the time of grant using the Black-Scholes model. Key assumptions include a 10-year term, volatility of 86.5%, and no expected dividends. Further, there were no material factors that required the Company to adjust the warrant liability as of December 31, 2020.

Note 8 - Commitments and Contingencies

Consulting Agreements

During 2018, the Company entered into an agreement with a third-party consultant for services relating to operating a web-based platform for prospective investors. The fees charged under this agreement included $25,000 for the build and creation of the Company's campaign page, an administrative fee equal to $50 per investor and warrants or shares based on the number of investors that ultimately invest. The Company paid this consultant $30,128 and $29,200 during 2020 and 2019, respectively. The Company owed this vendor $1,286 and $1,585 as of December 31, 2020 and 2019, respectively.

During 2018, the Company engaged a broker-dealer consultant to perform administrative functions in connection with its new Reg A filing in addition to acting as the escrow agent. The fees charged under this new agreement included $5 per domestic investor for the anti-money-laundering check and a fee equal to 0.5% of the gross proceeds from the sale of the shares offered. If the Company elects to terminate the offering prior to its completion, the Company has agreed to reimburse the consultant for its out-of-pocket expenses incurred in connection with the services provided under the agreement. Additionally, the Company will pay $500 for account set-up and $35 per month for so long as the offering is being conducted, but in no event longer than one year ($420 in total fees), and up to $15 per investor for processing incoming funds. The Company will pay an affiliated company of the consultant, a technology service provider, $3 for each subscription agreement executed via electronic signature. The agreement remains effective for as long as the offering remains open and active.

The Company has a commitment to pay its founder and shareholder, per a 2015 consulting agreement, a cash bonus of $240,000 upon the Company reaching $20 million in total debt and equity fundraising. In addition, the Company has a commitment to pay its CEO consultant, per a 2019 consulting agreement, a cash bonus of $1,000,000 and stock options upon the Company reaching $40 million in total debt and equity fundraising. The Company would pay the CEO and additional cash bonus of 3% of fundraising amounts exceeding $40 million.

Litigation

On January 11, 2018, a lawsuit was filed against the Company seeking to recover more than $222,000 in fees for alleged breach of contract related to engineering work performed by the plaintiff, a related party. On March 6, 2018, the Company filed counterclaims seeking more than $100,000 for breach of contract and breach of fiduciary duty for failure to perform engineering work the plaintiff agreed to perform and refusal to return intellectual property and work product to the Company. The Company reached a settlement agreement in April 2019 that resolved these claims. The Company agreed to pay $210,000 in exchange for full settlement of the claims and the relinquishment of certain common stock owned by a principal of the plaintiff. As of December 31, 2020, all amounts due under the settlement had been paid and this matter has been fully resolved.

Note 9 – Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

There are no significant matters determined to be unrecognized tax benefits taken or expected to be taken in a tax return, in accordance with ASC 740 "Income Taxes", which clarifies the accounting for uncertainty in income taxes recognized in the financial statements and have been recorded on the Company's financial statements for the years ended December 31, 2020 and 2019. The Company does not anticipate a material change to unrecognized tax benefits in the next twelve months.

The income tax provision from operations consists of the following:

	December 31,	
	2020	2019
Current		
Federal	$ -	$ -
State	-	-
	$ -	$ -

Deferred

	2020		2019	
Federal	$	(434,995)	$	(802,701)
State		(75,813)		(139,811)
Valuation allowance		510,808		942,512
	$	-	$	-

A reconciliation between the expected federal income tax rate and the actual tax rate is as follows:

	December 31,			
		2020		2019
Computed income taxes at 21% and 21%	$	(435,042)	$	(821,730)
Increase in income taxes resulting from:				
State and local income taxes, net of federal impact		(75,822)		(143,126)
Change in valuation allowance		510,808		257,076
Change in tax rate		-		-
Non-deductibles and other		56		707,780
Provision for income taxes		-		-

A summary of deferred tax assets and liabilities are as follows:

	December 31,			
		2020		2019
Deferred tax assets				
Accrued expenses	$	447,942	$	325,192
Stock compensation		1,639,251		1,310,210
Loss carryforwards		954,971		895,954
Total deferred tax assets		3,042,164		2,531,356
Valuation allowance		(3,042,164)		(2,531,356)
Net deferred tax assets		-		-

At December 31, 2020 and 2019, the Company has federal net operating loss carryforwards of approximately $3,872,549 and $3,633,565, respectively, for income tax purposes that begin to expire starting in 2037. Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards before they begin to expire in 2037, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

The Company files U.S. federal and state income tax returns. All previous tax returns have been filed. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

Note 10 - Subsequent Events

The Company has evaluated all subsequent events through the auditors' report date, which is the date the financial statements were available for issuance. There were no subsequent events that required recognition or disclosure in the financial statements, except for the following:

During 2021, the Company and the related party note holder agreed to combine the revolving-line-of-credit (Note 2), Convertible Note – 2015 [a] (Note 3), and Promissory Note – 2019 (Note 3) into a new convertible note. The new convertible note has a principal amount of $1,007,323 and accrues interest at a rate of 4% compounded annually, provided that on and after the maturity dates (noted below) interest shall accrue from and after such date on the unpaid principal and all accrued but unpaid interest of the note at a rate of 10% per annum. The convertible note matures upon the Company securing different levels of investment from third parties as follows:

- $250,000 matures once the Company receives at least $20.0 million in total from investors;
- $250,000 matures once the Company receives at least $25.0 million in total from investors;
- $250,000 matures once the Company receives at least $30.0 million in total from investors; and
- $257,323 matures once the Company receives at least $35.0 million in total from investors.

The stockholder has the right to receive repayment of the note upon maturity in either cash or in shares of common stock of the Company. The stockholder, at his option, may cause all or any portion of the unpaid principal and any accrued but unpaid interest to be converted into common stock of the Company (at a conversion price of $1.00 per share) at anytime on or before the fourth maturity date.

During 2021, the Company entered into convertible notes with a syndicate of individuals. The notes have a combined principal amount of $2,500,000 and accrue interest at a rate of 4.0% per annum. In conjunction with the convertible notes, the Company issued stock options for the purchase of a total of 375,000 shares of common stock at an exercise price of $1.50. The options are exercisable upon the date of grant through the contractual term of 10 years. The holder of the note has the right to receive repayment of the note upon maturity in either cash or in shares of common stock of the Company at a value of $1.00 per share. The note matures on May 23, 2024. The share conversion may occur prior to May 23, 2024 upon the occurrence of the Company capital raising $10 million, or upon a change of control.

During 2021, the Company entered into a Joint Venture Agreement with Xeriant, Inc. to advance the design and development of the TriFan aircraft. Per the agreement, Xeriant shall contribute a total of $10 million to the JV. The Company will then bill the JV monthly for development costs incurred. In exchange for Xeriant's interest in the JV, the Company shall issue to Xeriant shares of the Company's common stock up to 10% of its fully diluted issued and outstanding common stock immediately prior to the event which gives rise to a Liquidity Event, as defined in the agreement. As of the date of this report, the Company received $5,407,580 in funding from the JV.

During 2022, the Company executed a purchase order with a customer to deliver 100 TriFan aircraft. In conjunction with this purchase order, the Company issued a warrant for the purchase of a total of 6,357,474 shares of common stock at an exercise price of $0.01. The warrant vests as follows:

- One third (1/3rd) of the Shares vested in 2022 upon execution of the purchase order agreement;

- One third (1/3rd) of the Shares shall vest: (i) in the event that the Company is acquired by a special purpose acquisition corporation (SPAC) and the customer, in its sole discretion, invests a minimum of $10 million in any private investment in public entity (PIPE) consummated in connection with such SPAC transaction, or (ii) upon the occurrence of any other Liquidation Event (as defined in the agreement) resulting in change control of the Company; and

- One third (1/3rd) of the Shares shall vest upon acceptance of delivery and final purchase by the customer of the first TriFan aircraft.